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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

NOTICE TO THE MARKET

Embraer files ITR report for the First Quarter of 2019

São José dos Campos, May 31, 2019 – Embraer S.A. (B3: EMBR3; NYSE: ERJ) (the “Company”) informs that it has filed with the Brazilian Securities regulator (Comissão de Valores Mobiliários – CVM) its quarterly report for the first quarter of 2019, according to Brazilian securities regulations, on form ITR, for the first quarter of 2019.

A free translation in English is available on the Internet on the websites of the Company (ri.embraer.com.br) and the U.S. Securities and Exchange Commission (www.sec.gov).

For further information, please contact:

Phone: +55-11-3040-9518

Endereço: SP Corporate Towers

Av. Presidente Juscelino Kubitschek, 1.909 - Torre Norte 14º andar

Vila Nova Conceição, São Paulo - SP, 04543-907 - Brazil

E-mail: investor.relations@embraer.com.br

http://ri.embraer.com.br

Contacts:

Eduardo Couto

Christopher Thornsberry

Caio Pinez

Nádia Santos

Paulo Ferreira

Viviane Pinheiro

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer